CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of
Centennial Money Market Trust:

We consent to the use in this Registration Statement of Centennial Money Market Trust, of our report dated August 17, 2009, relating to the financial statements and financial highlights of Centennial Money Market Trust, appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the references to our firm under the headings “Financial Highlights” appearing in the Prospectus, which is also part of such Registration Statement and “Independent Registered Public Accounting Firm” appearing in the Statement of Additional Information.

                         KPMG LLP

Denver, Colorado
October 27, 2009